SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1(b), (c), and (d) and 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NorthWestern Corp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

668074305

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

The filing is pursuant to Rule 13d-1(b).

* The remainder of this cover pager shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act